ANNUAL REPORT

DECEMBER 31, 2006





DAG MEDIA Inc.

192 Lexington Avenue, Suite 504, New York, NY 10016
MAIN OFFICE: 212-489-6800 • FAX: 212-779-2974
NASDAQ:DAGM

Dear Stockholders,

2006 was a challenging but cultivating year for DAG Media, Inc. We believe that, while we have made significant progress with the restructuring of the company's operations, there remains a long road ahead of us. Nevertheless, I'm exited about the future and confident in our ability to succeed in the near future. We will continue to operate efficiently until we regain profitability.

During 2006, we believe we demonstrated that Next Yellow, our innovative patent-pending solution to the online yellow pages industry, successfully offers the most efficient, user friendly local search solution for small businesses. We may attempt, in the future, to partner Next Yellow with a large Yellow Pages print publisher or an in house operation, a process which will require additional capital to be raised on the subsidiary level.

Shopila, Inc., our most recent acquisition, provides prompt e-commerce solutions to retailers as well as operates an e-commerce website of its own. Since the acquisition, we implemented several changes into Shopila's management and business model in order to make it profitable.

As we move forward into 2007, I set my goal to stem loss and return to profitability by enhancing existing operations and continuing to explore various business opportunities while reducing expenses.

I appreciate your interest in DAG Media and your trust in its management.

Sincerely,

Assaf Ran
CEO and Chairman of the Board
DAG Media, Inc.

Description of Business

DAG Media, Inc., a New York corporation, referred to herein as "we", "us" and "our, was founded by Assaf Ran in 1989. Through our subsidiaries we provide solutions to the online yellow pages industry and to local search, lead generation mechanism as well as e-commerce web site. Until April 20, 2006, our principal source of revenue came from the sale of advertisements in printed business directories.

Until April 20, 2006, our principal directories were: the *Jewish Israeli Yellow Pages*, a bilingual, English and Hebrew, yellow page directory distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida. The *Jewish Master Guide*, also known as The *Kosher Yellow Pages*, a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities in the New York metropolitan area, New Jersey and Florida.

On December 5, 2005, following the execution of a web-site development and services agreement signed between us, and Ocean-7 Development, Inc., a company experienced in Internet and software development, we announced the formation of DAG Interactive, Inc., a subsidiary of DAG Media, Inc., through which we operate our new Internet business, nextyellow.com. DAG Interactive, Inc., also referred to herein as DAG Interactive, introduces our unique and innovative software solution to the online Yellow Pages industry. Nextyellow.com, implements a patent pending application which facilitates highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer visits our website and describes, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application characterizes the consumers' requests by geographic location as well as by a DAG Interactive developed category index which ultimately locates businesses or vendors that provide the sought after services or goods. The software then automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message is sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers who register with Next Yellow receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

On February 6, 2006, we entered into an asset purchase agreement to sell the assets and liabilities of our two Jewish directories, The *Jewish Israeli Yellow Pages* and The *Jewish Master Guide* (also known as the Kosher Yellow Pages), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees. The assets were sold for (i) $291,667 to be paid in cash at the closing; (ii) the delivery of a promissory note in the amount of $613,333 which is currently being paid in 24 consecutive monthly installments of $25,556 each bearing 5% interest, per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000. A definitive asset purchase agreement, also referred to herein as the Asset Purchase Agreement, was executed on February 6, 2006. The transaction closed on April 20, 2006.

On October 11, 2006, we entered into a Stock Purchase Agreement, also referred to herein as the Stock Agreement, with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila Corporation, also referred to herein as Shopila, a Delaware corporation. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from Mr. Guy Mushkat, in consideration for $100,000 in cash; the issuance of 50,000 restricted shares of our common stock and an option to purchase an additional 50,000 shares of our common stock under DAG Media's stock option plan at an exercise price equal to the fair market value at date of grant. In addition, as further provided by the Stock Agreement, we have agreed to substitute Mr. Guy Mushkat's personal guarantees to Shopila's liabilities in the amount not to exceed $90,000. In addition, the company paid $7,500 in acquisition costs. Accordingly the purchase price was approximately $318,000 which amount includes assumed liabilities.

Shopila is an e-commerce company that serves as a mediator between wholesale suppliers and online shoppers, buying products at low prices from wholesalers and selling them online to consumers at www.shopila.com. Shopila has developed an advanced software technology, Virtual Octopus ™ (V-Octopus ™), which is designed to automatically get product data in formation from many different suppliers, process that data on different company's own requirements and formulate and then publish the processed data on different marketplaces, thereby generating the best prices on the web. Shopila's fully-automated back-end system has been designed to streamline transactions from multiple suppliers and wholesalers.

As a result of our recent acquisition of 80% of the outstanding common stock of Shopila and the formation of DAG Interactive in 2005, we currently own a majority interest in these two subsidiaries. Aside from these two subsidiaries, we do not have any other subsidiaries.

As previously disclosed, we may acquire different businesses and move into different business lines. As we begin the operations of our new business units, we will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company that is synergistic with our current business units. However, we cannot assure you that we will acquire a business in this sector, and we may use our available cash for other viable acquisitions that are outside our current business model.

Products and services

• ***Jewish Directories (sold)***

While we were the owners of the Jewish Directories, we had two main publications: The Jewish Israeli Yellow Pages and the Jewish Master Guide (also known as The Kosher Yellow Pages). The Jewish Israeli Yellow Pages is a bilingual yellow page directory that is distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida.

• ***Shopila.com Retail***

Shopila is an e-commerce company that acts as a mediator between wholesale suppliers and online shoppers, buying products at low prices from wholesalers and selling them online to consumers. Shopila runs an extremely lean operation, holds no physical inventory and partners only with drop-ship wholesale suppliers that ship directly to consumers.

Through Shopila, we currently sell a broad range of products across three main categories: electronics, bedding and jewelry. We sell directly through our website shopila.com and via major marketplaces like Amazon.com, Pricegraber.com and eBay.com.

• ***Nextyellow.com***

Next Yellow is an innovative, patent pending, software solution to the online yellow pages industry that facilitates highly accurate, automated matching between consumers' needs and businesses' capabilities, focusing on locality of services.

Next Yellow represents a paradigm shift in the yellow page business. The old-fashioned world of 'let your fingers do the walking' is going to be replaced by our new 'let the businesses do the walking' model. It is a complete reversal of roles whereas now, through Next Yellow; businesses now contact consumers in response to their inquiries.

With our new model, businesses simply pay a low monthly fee for each zip code/category combination. In return they receive qualified leads specific to their locality. Consumers, on the other hand, for whom the use of the website is free of charge, enjoy, we believe, a friendly application that shortcuts the process of locating, selecting and contacting a business, ultimately providing an instant match between their needs and businesses' capabilities.

Growth strategy

On December 5, 2005, following the execution of a web-site development and services agreement signed between us and Ocean-7 Development, Inc., a company experienced in Internet and software development, we announced the formation of DAG Interactive, a subsidiary of DAG Media, Inc., through which we operate our new Internet business our new Internet business, NextYellow.com. The objective of DAG Interactive is to introduce our unique and innovative software solution to the online Yellow Pages industry. DAG Interactive's new business, NextYellow.com, will utilize a new patent pending application, which will facilitate highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer will visit our website and describe, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index which ultimately locate businesses or vendors which provide the sought after services or goods. The software then automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

On February 6, 2006, we entered into the Asset Purchase Agreement to sell the assets and liabilities of the *Jewish Israeli Yellow Pages* directory and the *Jewish Master Guide* directory to DAG-Jewish Directories, Inc.

On April 20, 2006 we completed the sale of the Jewish directories business, pursuant to the Asset Purchase Agreement which was executed on February 6, 2006 by and between us and DAG-Jewish Directories, Inc.

On October 11, 2006, we entered into a Stock Agreement with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila, operating the website www.shopila.com. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from Mr. Guy Mushkat.

Our mission for Shopila is to become the leader in drop-ship consumer e-commerce, bringing the highest standards of customer service and the fastest transaction cycle. We constantly work to evaluate new product categories to add to our website as well as expand the range of products offered in existing category. Shopila's business strategy is to focus on customer experience by offering our customers low prices, convenience and excellent customer service. We constantly work to improve our order processing and fulfillment system.

With respect to Next Yellow, our objective is to secure a leading strategic alliance to be the operator of our state of the art technology.

As previously disclosed, we may acquire different businesses and move into different business lines. As we begin the operations of our new business units, we will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company that is synergistic with our current business units. However, we cannot assure you that we will acquire a business in this sector, and we may use our available cash for other viable acquisitions that are outside our current business model.

Sales

Until April 20, 2006, we sold advertisements for the directories through a network of trained sales representatives, some of which were directly employed by us and some of which were sales agencies, paid solely on a commission basis. There were approximately 85 sale representatives in our network including those employees hired by the respective sales agencies with which we had agency agreements.

Next Yellow, sells monthly subscription to businesses that want to participate in our matching process. With this new model, businesses simply pay a low monthly fee for each zip code/category combination. In return, the businesses receive qualified leads specific to their locality.

Shopila is being marketed over the Internet, using the operative website shopila.com. Based on a combination of favorable customer reviews and pricing, our website often is featured on leading web marketplaces providers like Amazon.com and eBay.com as well as on price and vendor comparison portals such as Pricegrabber.com and Froogle.com. Online shoppers can readily click-through these price comparison portals to make purchase on our website or directly access our website to place orders online.

Marketing strategy

On December 5, 2005, following the execution of a web-site development and services agreement signed between us, and Ocean-7 Development, Inc., a company experienced in Internet and software development, we announced the formation of DAG Interactive, Inc., a subsidiary of DAG Media, Inc., through which we operate our new Internet business, nextyellow.com. DAG Interactive, Inc., also referred to herein as DAG Interactive, introduces our unique and innovative software solution to the online Yellow Pages industry. Nextyellow.com, implements a patent pending application which facilitates highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer visits our website and describes, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application characterizes the consumers' requests by geographic location as well as by a DAG Interactive developed category index which ultimately locates businesses or vendors that provide the sought after services or goods. The software then automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message is sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers who register with Next Yellow receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

Our subsidiary, DAG Interactive, was formed to launch an innovative web site NextYellow.com, for matching consumers with businesses. We believe that our extensive and comprehensive knowledge and experience in the yellow pages advertising market and referral service will facilitate the success of our new business initiative. Currently, we are not aware of any direct competitors in the marketplace and we believe that we have identified a novel business opportunity that will allow us to compete with any future rivals. Our technology is currently pending patent approval.

The market for the sale of consumer electronics products is both intensely competitive and rapidly evolving. Barriers to entry in this market are minimal, and current and new competitors can launch new sites at a relatively low cost. We believe that competition in our market is based primarily on price, availability, quality and variety of merchandise, customer service, reliable fulfillment and brand recognition. We currently compete with a variety of online, traditional and catalog retailers.

Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do, and, thus, may have a greater ability to attract and retain the same customers that we are targeting.

We would expect to experience significant competitive pressure if any of our suppliers or wholesalers were to initiate their own retail operations. Because our suppliers and wholesalers have access to merchandise at very low costs, they could sell products at lower prices than us and maintain a higher gross margin on their product sales than we are able to achieve. If this were to occur, our current and potential customers may decide to purchase directly from these distributors, which could reduce our sales volumes.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. Some of our competitors may devote substantially greater resources to their websites and systems development than we do.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) and some of our trade names in New York and New Jersey. In addition, every directory we publish has been registered with the United States Copyright Office. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

On December 31, 2005, DAG Interactive, our subsidiary, filed a patent application with the USPTO. The application seeks to secure rights to software, which matches vendors with consumers using various networked medias. We cannot anticipate the length or the result of the patent application process and we cannot assure that a patent will be issued.

Employees

As of December 31, 2006, we employed a total of 6 people, including full-time and part-time employees. All of them are filling executive, managerial and administrative positions in the accounting and production departments. We believe that our relationships with our employees and contractors are good. None of our employees are represented by a labor union.

Description of Property

Our executive and principal operating office is located in New York, New York. We use this space for all of our operations. This space is occupied under a lease that expires June 30, 2011. The current monthly rent is $5,248. We believe this facility is adequate to meet our requirements at our current level of business activity.

Legal Proceedings

On February 24, 2004, the Jewish Sephardic YellowPages Ltd., also referred to herein as the Plaintiff, filed a claim against us in the U.S. District Court for the Eastern District of New York, challenging our ownership of our federally registered trademark "Kosher Yellow Pages" and seeking declaratory judgment, injunctive relief and compensatory and punitive monetary damages against us in connection with our use of the trademark. We filed an answer on April 7, 2004 vigorously denying plaintiff's claims and asserting that there is no basis for liability. We have also asserted a counterclaim and third party complaint against Plaintiff and the Plaintiff's owner in which we seek a declaratory judgment that we are the rightful owner of the mark the "Kosher Yellow Pages", and seeking injunctive relief, compensatory and punitive monetary damages and other relief against the continuing, unauthorized use of this trademark by the Plaintiff. On April 5, 2005, we filed a motion for summary judgment. On March 19, 2007 the Court granted our motion for summary judgment and dismissed Plaintiff's federal trademark infringement claim.

In January 2001, Flexible Business Systems, Inc. commenced an action against us and Dapey Assaf, Ltd., in the Supreme Court of the State of New York, County of Suffolk for breach of contract, seeking compensation for unpaid invoices pursuant to a written agreement for computer software. We defended the complaint claiming that there was no valid contract between the parties, as the software program did not comport to our needs. Following a trial, on January 26, 2006, we received a Notice of Entry, finding in favor of Flexible Business Systems and awarding them the sum of $38,553 plus interest from January 19, 2001. We filed a Notice of Appeal from the Notice of Entry, and we intend to appeal the decision. In April 2006, while the appeal is pending, plaintiff levied our bank account for the sum of $58,926, which sum was ultimately drawn from our bank account in satisfaction of the judgment.

In 2004, Neopost Leasing, Inc. commenced a collection action against Black Book Photography, Inc., also referred to herein as Black Book, one of our former subsidiaries, in the Civil Court of the State of New York, County of Queens, to recover $15,987 on an equipment lease for a certain postage meter or similar equipment sold to Brandera.com (USA) Inc., which in turn sold certain assents to BBP. The equipment was apparently in the office in Manhattan when BBP purchased the assets of the business from Brandera.com (USA) Inc. on August 2, 2002. The agreement governing that purchase provided, inter alia, that BBP would take title to any equipment and would assume "any contracts". In connection with the later sale of DAG's interest in BBP to Modern Holdings, Inc. it appears that DAG agreed to indemnify Modern as to this claim, and it remains a contingent liability of DAG's accordingly. In light of the terms of the contract between Brandera.com (USA) Inc., there may be full liability on this claim. Currently pending is a BBP motion for summary judgment, which is returnable on March 14, 2007. We have opposed the motion. We made a provision in the amount of $15,987 as of December 31, 2006.

Management's Discussion & Analysis or Plan of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements. You are encouraged to review our Form 10-K, especially the risk factors contained therein, for the year ended December 31, 2006

Overview

On December 5, 2005, following the execution of a web-site development and services agreement signed between us, and Ocean-7 Development, Inc., a company experienced in Internet and software development, we announced the formation of DAG Interactive, a subsidiary of DAG Media, Inc., through which we operate our new Internet business, nextyellow.com. The objective of DAG Interactive is to introduce our unique and innovative software solution to the online Yellow Pages industry. DAG Interactive's new business, nextyellow.com, utilizes a new, patent pending application which facilitates highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer visits our website and describes, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application characterizes the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locates a businesses or vendors which provide the sought after services or goods, and automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message is sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses contact customers in response to customers' inquiries.

On February 6, 2006, we entered into an Asset Purchase Agreement to sell the assets and liabilities of our two Jewish directories, The *Jewish Israeli Yellow Pages* and The *Jewish Master Guide* (also known as the *Kosher Yellow Pages*), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees. The assets were sold for (i) $291,667 paid in cash at the closing; (ii) the delivery of a promissory note in the amount of $613,333 (which includes interest payments in the rate of 5% per annum) which will be paid in 24 consecutive monthly installments of $25,556 and (iii) DAG-Jewish Directories, Inc.'s assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000. A definitive Asset Purchase Agreement was executed on February 6, 2006. We hired a prominent investment banker to conduct a valuation analysis and to provide a fairness opinion regarding the value of the directories to our shareholders.

The consummation of the sale was contingent upon several closing conditions, including our receipt of both shareholder approval and a fairness opinion. As of April 18, 2006, all the conditions were accomplished, and on April 20, 2006 the sale of Jewish directories business was completed, which was recorded as discontinued operations in the consolidated financial statements.

The Asset Purchase Agreement contains normal and customary representations, warranties and covenants. The Asset Purchase Agreement provides, under certain circumstances, for the company and DAG-Jewish Directories, Inc. to indemnify each other for breaches of our respective representations, warranties and covenants. In addition, and as provided by the Asset Purchase Agreement some transition services agreements were signed by and between our company, Assaf Ran, our President and Chief Executive Officer, and DAG-Jewish Directories, Inc. in order to assist in the transition for both companies. Under the various transition services agreements, our company and Mr. Ran have already provided legal, accounting as well as consulting services to executive management, and DAG-Jewish Directories, Inc. has provided referral services to us as well as a two month of sublease of their offices to us.

As we begin the operation of nextyellow.com through DAG Interactive, we will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company that is synergistic with nextyellow.com. However we cannot assure you that we will acquire a business in this sector and we may use our available cash for other viable acquisitions. We believe that the sale of our Jewish directories business, the commencement of nextyellow.com operation and the acquisition of a new business more suitable for operation in a public company are the best ways to enhance shareholder value and optimize asset growth.

On October 11, 2006, we entered into a Stock Agreement with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from him, in consideration for $100,000 in cash, the issuance of 50,000 restricted shares of our common stock, and an option to purchase 50,000 shares of our common stock under our stock option plan with an exercise price equal to the fair market value at the date of grant, and such options vesting annually in three equal consecutive installments, commencing October 11, 2007. In addition, as further provided by the Stock Agreement, we agreed to replace Mr. Guy Mushkat's personal guaranties to Shopila's liabilities up to, but not to exceed $90,000. In addition, the company paid $7,500 in acquisition costs. Accordingly the purchase price is approximately $318,000 including liabilities assumed.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Net sales include product sales, gross outbound shipping charges and related handling fees. The Company does not execute any explicit sales agreements with its customers. Customers are bound by the terms and conditions posted on its website and on Amazon web site (which includes both Amazon and the company terms and conditions). The products are standard consumer goods and expected to operate satisfactorily.

The products are shipped directly from our vendors to end customers, we record revenue and related costs at the gross amounts charged to the customer and paid to the vendor based on an evaluation of the criteria outlined in EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. Our evaluation as to recording sales gross versus net is performed based on a number of factors, including the fact that we are the primary obligor in such transactions and has latitude in establishing prices and selecting suppliers. We take title to the products sold upon shipment, bear credit risk and bear inventory risk for returned products that are not successfully returned to third-party suppliers. We have discretion in vendor selection, latitude in establishing the price charged, credit risk, and the risk of returns. The amount charged to the customer is included in the merchandise price charged to the customer, and the amount paid by us to the third party is included in cost of goods sold. We believe that this method is the appropriate revenue recognition method and properly presents our revenue.

Subscription revenues are recognized, as earned, over the subscription period.

Advertising revenues are recognized after the services have been provided.

The Company reviews long-lived assets for impairment at a minimum, on an annual basis and when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired include: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We conduct our annual impairment test as of December 31 of each year.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. No impairment charges have been recorded during the years ended December 31, 2006 and 2005.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. *See our audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-KSB, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.*

Results of Operations

Years ended December 31, 2006 and 2005

Net Sales

Net sales for the year ended December 31, 2006 were $232,000. Net sales for the year ended December 31, 2005 were $0. Net sales of $212,000 represent sales made through Shopila's market places since the acquisition of Shopila (on October 11, 2006). Through Shopila, we currently sell a broad range of products across three main categories which are as follows: electronics, beddings and jewelry. We sell directly through our website Shopila.com and via major marketplaces like Amazon.com and eBay.com. Advertising revenue of $11,000 represents the fee for managing advertising campaign for bedding and our advertising expenses. Subscription revenues of $10,000 were attributable to nextyellow.com operations for selling subscription.

Costs of Goods Sold

Costs of Goods Sold for the years ended December 31, 2006 were $189,000 compared to $0 for the same period in 2005. Cost of goods sold includes the purchase price of consumer products sold by the Company including shipping costs and handling fees. The cost can vary attributable to higher sales.

Selling Expenses

Selling expenses for the year ended December 31, 2006 were $21,000. Selling expenses for the year ended December 31, 2005 were $0. Selling expenses includes market places fees which can vary between market places and depend on the product being sold. The majority of this amount includes fee payable to Amazon.com of $14,000 as the majority of our sales were through the Amazon web site.

Web Development Costs

Web development costs for the years ended December 31, 2006 were $138,000 compared to $0 for the same period in 2005. These costs are attributable to nextyellow.com web development expenses.

Marketing Expenses

Marketing expenses for the year ended December 31, 2006 were $105,000 and marketing expense for the year ended December 31, 2005 were $0. This increase is primarily attributable to the beginning of the operation of Nextyellow.com in 2006 and Shopila marketing expenses from October 11, 2006. We expect marketing expenses to increase as a result of the growth related to the operation of Nextyellow.com and Shopila.

General and Administrative Costs

General and administrative expenses for the year ended December 31, 2006 were $885,000. General and administration expenses for the year ended December 31, 2005 were $651,000. This difference represents an increase of $234,000, or 35.9%, in 2006. This increase is primarily attributable to an increase in non-cash compensation expenses of $173,000 relating to the adoption of SFAS 123(R) effective January 1, 2006, increase in insurance expenses of $27,000, increase in public relations expense of $25,000 due to increase in the number of filings and press releases in 2006 and an increase in payroll expenses of $34,000 due to the acquisition of Shopila, offset by a decrease in professional fees of $78,000. We expect general and administrative expenses to increase as a result of the growth related to the operations of Nextyellow.com and Shopila, and as a result of ongoing expenses related to reporting company obligations and compliance, such as those mandated by the provision of the Sarbanes-Oxley Act and NASDAQ requirements.

Other Income

For the year ended December 31, 2006 we had other income of $227,000 consisting mainly of dividends, interest and realized losses compared to other income of $513,000 for the year ended December 31, 2005. The decrease in other income is primarily attributable to realized losses on marketable securities in 2006 in the amount of $45,000 compare to realized gains on marketable securities in 2005 in the amount of $288,000.

(Loss) from Continuing Operations Before Provision for Income Taxes

Loss from continuing operations before provision for income taxes for the year ended December 31, 2006 was $867,000 compared to a loss of $138,000 for the year ended December 31, 2005. The increase in loss of $729,000 resulted mainly from the increase in operating costs due to the operations of next yellow and the acquisition of Shopila in October 11, 2006 and the decrease in other income.

Provision for Income Taxes

There was no provision for income taxes in 2005 and 2006.

Discontinued Operations

On April 20, 2006, we completed the sale of our Jewish directories business, The *Jewish Israeli Yellow Pages* and The *Jewish Master Guide* (also known as the *Kosher Yellow Pages*), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees. The assets were sold for (i) $291,667 paid in cash at the closing; (ii) the delivery of a promissory note with payment totaling $613,333 (which includes interest payments in the rate of 5% per annum) which will be paid in 24 consecutive monthly installments of $25,556 and (iii) DAG-Jewish Directories, Inc.'s assumption of liabilities relating to the Jewish directories business in the amount of approximately $3,197,000. We recorded a gain on the sale of the Jewish directories business after direct related costs which includes legal, accounting, printing fees and other professional fees, totaled $768,000 in addition to a loss from operation of $75,000. Net gain from discontinued operations totaled $693,000 for the year ended December 31, 2006. As of December 31, 2006 the Company reduced it assets as well as its related liabilities in the amount of $361,000, due to determination that the amount not expected to be collected. In 2005 we had a loss from discontinued operations of $373,000, which $55,000 relate to the loss from the sale of the wholly owned subsidiary of $55,000 due to the release of the escrow account and the settlement made between us and Modern Holdings Incorporated, the buyer of Blackbook Photography, Inc. As agreed, the $55,000 was released from escrow and paid to the benefit of the buyer.

The gain from the sale of the Jewish directories business, on April 20, 2006, was calculated as follows:

	Gain from the Sale of Jewish Directories.
Cash Proceeds	$ 534,000
Net liabilities assumed by the buyers	396,000
	930,000
Direct related Costs:	
Professional fees	162,000
Gain from the sale of Jewish Directories	768,000

Net (loss)

For the year ended December 31, 2006, there was a net loss of $174,000 compared to a net loss of $511,000 for the same period in 2005. This decrease in net loss is primarily attributable to the gain from the sale of Jewish directories business in 2006.

Liquidity and Capital Resources

At December 31, 2006, we had cash, cash equivalents, marketable securities and short-term investment (insurance annuity) of $7,014,000 and working capital of $6,529,000 compared to cash and cash equivalents of $7,400,000 and working capital of $7,018,000 at December 31, 2005. The decrease in cash and cash equivalents primarily reflects dividend payments of $314,246 in the first quarter of 2006, an increase in loss from operations and increase in the market value of marketable securities, offset by cash received on sale of the Jewish directories business, net of expenses of $310,000.

Net cash used in operating activities was $453,000 for the year ended December 31, 2006 compared $676,000 for the year ended December 31, 2005. The decrease in net cash used in operating activities primarily reflects a decrease in net loss from the prior year and a decrease in realized gain from the sale of marketable securities offset by a gain from the sale of the Jewish directories business.

Net cash provided by investing activities was $182,000 for the year ended December 31, 2006 compared to $3,108,000 for the year ended December 31, 2005. Net cash provided by investing activities was primarily the result of our sales of marketable securities and a change in our investment strategy offset by cash received on the sale of Jewish directories business, net of expenses.

Net cash used in financing activities was $309,000 for the year ended December 31, 2006 compared to $1,769,000 for the year ended December 31, 2005. Net cash used in financing activities for 2006 and 2005 reflects dividend payments of $314,000 in 2006 and dividend payments of $1,803,000 in 2005.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our ability to pay operating expenses. We have no credit facilities. As of December 31, 2006, our funds were invested in money market, preferred stocks, annuities and other marketable securities.

Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	$104,506	$50,000	$54,506	---	---
Operating Lease Obligations	300,845	63,826	132,855	104,164	---
Total	$405,351	$113,826	$187,361	$104,164	---

In addition, we have an employment agreement with Assaf Ran. The agreement called for an annual salary of $75,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. As of March 2003, the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 15, 2006, the compensation committee approved Mr. Ran's reduction of his annual salary by 50% for one year following the closing of the sale of the Jewish directories business.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the production of our web sites as well as increases in our marketing and promotional activities for the next 12 months.

Recent Technical Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. Management believes that the adoption of FIN 48 will not result in a liability in excess of amounts recorded in its financial statements as of December 31, 2006.

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful integration of new businesses that we have acquired or may acquire; (ii) the successful consummation of the sale of our directories business; (iii) the success of our new business strategy; (iv) our limited operating history; (v) potential fluctuations in our quarterly operating results; (vi) challenges facing us relating to our growth; and (vii) our dependence on a limited number of suppliers. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006

	12/31/2006
Assets	
Current Assets:	
Cash and cash equivalents	$ 3,630,937
Marketable securities	2,267,134
Short term investment – insurance annuity contract – at fair value	1,116,350
Total cash and cash equivalents, marketable securities and short terms investments	7,014,421
Trade accounts receivable	6,122
Due from purchasers- current portion	368,104
Other current assets	38,590
Total current assets	7,427,237
Property and equipment, net	16,483
Goodwill and other intangible assets, net	454,470
Capitalized web development costs, net	123,359
Due from purchasers- non current portion	97,222
Other assets	142,515
Total assets	$ 8,261,286
Liabilities & Shareholders' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 228,979
Promissory note	50,000
Income taxes payable	341,681
Deferred gain from the sale of Jewish Directories- current portion	243,057
Current liabilities of discontinued operations	35,000
Total current liabilities	898,717
Long term liabilities:	
Line of credit	54,506
Deferred tax liability	67,600
Deferred gain from the sale of Jewish Directories- non current portion	97,222
Total Liabilities	1,118,045
Commitments and contingencies (Note 12)	
Minority Interest	66,724
Shareholders' equity:	
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	--
Common shares - $.001 par value; 25,000,000 authorized; 3,305,190 issued and 3,236,460 outstanding	3,305
Additional paid-in capital	9,023,309
Treasury stock, at cost- 68,730 shares	(231,113)
Accumulated other comprehensive loss	(127,595)
Accumulated deficit	(1,591,389)
Total shareholders' equity	7,076,517
Total liabilities and shareholders' equity	$8,261,286

The accompanying notes are an integral part of these consolidated financial statements.

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Net Sales	$ 232,192	$ ---
Cost of goods sold	189,290	---
Gross profit	42,902	---
Operating costs and expenses:		
Selling expenses	21,035	---
Web development expenses	137,666	---
Marketing expenses	105,101	---
General and administrative expenses	885,688	651,448
Total operating costs and expenses	1,149,490	651,448
Loss from operations	(1,106,588)	(651,448)
Interest income	258,268	224,977
Realized (loss) gain on marketable securities	(45,611)	288,008
Other income	14,232	---
Total other income	226,889	512,985
(Loss) from continuing operations before provision for income taxes and minority interest	(897,699)	(138,463)
Tax benefit	---	---
(Loss) from continuing operations before minority interest	(897,699)	(138,463)
Minority interest	12,776	---
(Loss) from continuing operations	(866,923)	(138,463)
Discontinued Operations:		
Gain (loss) on the sale of discontinued operations (net of tax effect of 0 in 2006 and 2005)	767,939	(55,000)
Loss from discontinued operations	(75,129)	(317,590)
(Loss) income from discontinued operations	692,810	(372,590)
Net (loss)	$ (174,113)	$ (511,053)
Basic and diluted net income (loss) per common share		
Continuing operations	$(0.27)	$(0.04)
Discontinued operations	$0.22	$(0.12)
Net (loss) per common share	$(0.05)	$(0.16)
Weighted average number of common shares outstanding - Basic and diluted	3,177,765	3,118,381

The accompanying notes are an integral part of these financial statements

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stocks		Additional Paid-in Capital	Treasury Shares		Stock Subscription Receivable	Deferred Compensation	Accumulated other comprehensive income (loss)	Retained Earning (Accumulated Deficit)	Totals
	Shares	Amount		Shares	Cost					
Balance, December 31, 2004	**3,170,190**	**$3,170**	**$8,497,034**	**68,730**	**$(231,113)**	**—**	**$(53,920)**	**$17,312**	**$343,963**	**$8,576,446**
Issuance of common stock from exercise of options	21,000	21	34,399							34,420
Issuance of common stock to related party for services not yet performed	20,000	20	47,380			(47,400)				---
Non cash compensation			11,361				27,079			38,440
Dividend declared to be paid at 1/5/2006 ($0.10 per share)									(1,250,186)	(1,250,186)
Unrealized loss on preferred stocks and other marketable securities								(420,824)		(420,824)
Net loss for the year ended December 31, 2005									(511,053)	(511,053)
Total comprehensive loss										(931,877)
Balance, December 31, 2005	**3,211,190**	**3,211**	**8,590,174**	**68,730**	**(231,113)**	**(47,400)**	**(26,841)**	**(403,512)**	**(1,417,276)**	**6,467,243**
Issuance of common stock from exercise of options	4,000	4	5,516							5,520
Services performed for shares issued previous year						47,400				47,400
Non cash compensation			183,012				11,592			194,604
Non cash compensation to related party for service performed			108,846							108,846
Issuance of common stock to related parties	40,000	40	80,560							80,600
Issuance of common stock to Guy Mushkat for Shopila acquisition	50,000	50	70,450							70,500
Options forfeited			(15,249)				15,249			---
Unrealized gain on preferred stocks and other marketable securities								275,917		275,917
Net loss for the year ended December 31, 2006									(174,113)	(174,113)
Total comprehensive income										101,804
Balance, December 31, 2006	**3,305,190**	**$3,305**	**$9,023,309**	**68,730**	**$(231,113)**	=	=	**$(127,595)**	**$(1,591,389)**	**$7,076,517**

The accompanying notes are an integral part of these consolidated financial statements

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net (loss)	$ (174,113)	$ (511,053)
Adjustment to reconcile net (loss) income to net cash used in operating activities -		
Gain on sale of Jewish Directories	(481,468)	---
Depreciation and amortization	44,150	14,856
Non cash compensation expense	305,848	38,439
Minority interest	(12,776)	---
Realized loss (gain) on sale of marketable securities	45,611	(288,008)
Gain on the sale of fixed assets	(14,232)	---
Changes in operating assets and liabilities net of effects of disposition -		
Accounts receivable	(6,122)	---
Other current and non current assets	(9,638)	1,483
Accounts payable and accrued expenses	147,206	5,811
Due from purchasers	(125,047)	---
Income taxes payable	(25,652)	---
Assets and liabilities from discontinued operations	(146,900)	62,323
Net cash used in operating activities	(453,133)	(676,149)
Cash flows from investing activities:		
Investment in preferred stocks, other marketable securities and annuity contract	(2,591,432)	(14,497,087)
Proceeds from sale of marketable securities	2,628,275	17,610,799
Investment in convertible loan	(25,000)	---
Acquisition of Shopila	(107,500)	---
Purchase of fixed assets	(18,729)	---
Proceeds from sale of fixed assets	9,213	---
Capitalized web development costs	(22,429)	---
Cash received on sale of Jewish Directories, net of expenses	309,971	---
Assets of discontinued operations	---	(6,072)
Net cash provided by investing activities	182,369	3,107,640
Cash flows from financing activities:		
Proceeds from exercise of options	5,520	34,421
Dividends paid	(314,246)	(1,803,227)
Net cash used in financing activities	(308,726)	(1,768,806)
Net (decrease) increase in cash and cash equivalents	(579,490)	662,685
Cash and cash equivalents, beginning of year	4,210,427	3,547,742
Cash and cash equivalents, end of year	$ 3,630,937	$ 4,210,427
Supplemental Cash Flow Information:		
Taxes paid during the year	$ 25,535	$ 176,414
Common stock issued to Ocean 7 and in regards to Shopila acquisition	$ 151,100	---
Capitalized software acquired through issuance of stock and grant of options	$ 47,400	$ 47,400
Acquisition of company :		
Liabilities assumed	(140,000)	
Goodwill and other intangibles	465,100	
Deferred tax liability	(67,600)	
Minority interest	(79,500)	
Less – Stock issued	(70,500)	
Net cash paid	$ 107,500	

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

As a result of our recent acquisition of 80% of the outstanding common stock of Shopila Corporation ("Shopila"), a Delaware corporation, as described below, and the formation of our subsidiary DAG Interactive, Inc. in 2005, as described below, we currently own a majority interest in these two subsidiaries. Aside from these two subsidiaries, we have do not have any other subsidiaries.

On December 5, 2005, following the execution of a web-site development and services agreement signed between us, and Ocean-7 Development, Inc. ("Ocean-7"), a company experienced in Internet and software development, we announced the formation of DAG Interactive, Inc., a subsidiary of DAG Media, Inc., through which we operate our new Internet business, nextyellow.com. The objective of DAG Interactive, Inc. is to introduce our unique and innovative software solution to the online Yellow Pages industry. DAG Interactive, Inc.'s new business, nextyellow.com, utilizes a new, patent pending application which facilitates highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer visits our website and describes, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application characterizes the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locates a businesses or vendors which provide the sought after services or goods, and automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message is sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

On October 11, 2006, we entered into a Stock Purchase Agreement (the "Stock Agreement") with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from him, in consideration for $100,000 in cash, the issuance of 50,000 restricted shares of our common stock, par value $0.001 (the "Common Stock"), and an option to purchase 50,000 shares of our Common Stock under our stock option plan with an exercise price equal to the fair market value at the date of grant. Such options vest annually in three equal consecutive installments, commencing October 11, 2007. In addition, as further provided by the Stock Agreement, we agreed to replace Mr. Guy Mushkat's personal guarantees on Shopila's liabilities up to, but not to exceed $90,000, in addition the company paid acquisition costs in the amount of $7,500. Accordingly the purchase price is approximately $318,000 including liabilities assumed.

Shopila is an e-commerce company that sales products between wholesale suppliers and online shoppers, buying products at low prices from wholesalers and selling them online to consumers at www.shopila.com. Shopila has developed an advanced software technology, Virtual Octopus ™ (V-Octopus ™), which is designed to automatically get product data information from many different suppliers, process that data on company's unique requirements and formulate and then publish the processed data on different marketplaces, thereby generating the best prices on the web. Shopila's fully-automated back-end system has been designed to streamline transactions from multiple suppliers and wholesalers.

Dispositions

On February 6, 2006, subject to certain conditions we entered into an asset purchase agreement to sell the assets and liabilities of our two Jewish directories, The Jewish Israeli Yellow Pages and The Jewish Master Guide, also known as the Kosher Yellow Pages (the "Directories"), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees.

The assets were sold for (i) $291,667 in cash at the closing; (ii) the delivery of a promissory note with payment totaling $613,333 (which includes interest payments in the rate of 5% per annum) which is to be paid in 24 consecutive monthly installments of $25,556 and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of approximately $3,197,000. As of December 31, 2006 the Company reduced it assets as well as its related liabilities in the amount of approximately $361,000, due to determination that the amount not expected to be collected. We recorded a gain on the sale of the Directories amounting to $767,939 which is net of certain liabilities assumed by the buyers and approximately $160,000 for legal and other professional fees. The actual closing of the sale was held on April 20, 2006. The remaining $340,279 of the purchase price which bears interest at 5% per annum will be recognized as a gain upon cash receipt or when there is no significant uncertainty about realization of the amount receivable. We determined that this transaction does not create a variable interest entity requiring consolidation under FIN 46R, Consolidation of Variable Interest Entities.

Accordingly, we have reflected the sale of the Directories as a discontinued operation in the accompanying financial statements for all periods presented. As a result, revenues, publishing costs, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption loss from discontinued operation for all periods presented. Accordingly, we recorded a loss from discontinued operations totaling $75,129 for the year ended December 31, 2006. In 2005 we had a loss from discontinued operations of approximately $373,000, in which $55,000 relate to the loss from the sale of our wholly owned subsidiary due to the release of the escrow account and the settlement made between us and Modern Holdings Incorporated, the buyer of Blackbook Photography, Inc. As agreed, the $55,000 was released from escrow and paid to the benefit of the buyer.

Net revenue from the discontinued operations was $1,370,242 and $4,447,430, for the years ended December 31, 2006 and 2005, respectively.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DAG Media, Inc., its 80% owned subsidiary, DAG Interactive, Inc., (incorporated December 5, 2005) and its 80% owned subsidiary, Shopila Corporation ("Shopila") from October 11, 2006, the date on which Shopila was acquired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities and Short Term Investment –Insurance Annuity Contract

Marketable securities are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. None of the assets classified as marketable securities constitute investments in debt securities. Accordingly, no additional disclosure is needed under paragraph 20 of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.

On June 25, 2003, the Company purchased a 5-year Guaranteed Growth Annuity (GGA) contract for $1 million. The annuity guarantees interest of 3.65% for its first two years; 3.00% for the following two years, and has a minimum guaranteed interest rate of 3.00% for the remaining period.

The Company's securities consist of the following:

As of 12/31/2006	Fair Value	Cost	Holding Gains (Losses)
Insurance Annuity Contract	$1,116,350	$1,000,000	$116,350
Marketable Securities	2,257,134	2,511,079	(243,945)
Total	$3,333,484	$3,511,079	$(127,595)

As of 12/31/2005	Fair Value	Cost	Holding Gains (Losses)
Insurance Annuity Contract	$1,033,923	$1,000,000	$83,923
Marketable Securities	2,106,097	2,593,532	(487,435)
Total	$3,190,020	$3,593,532	$(403,512)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease agreement or the useful life of the assets.

Goodwill and other Intangible Assets, net

Goodwill and other intangible assets includes Goodwill which is not amortized. Tradenames and Technology are amortized over their estimated useful lives of 5 years.

The following summarize the carrying amounts of acquired intangible assets, Goodwill and related amortization:

	As of December 31, 2006	
	Gross Carrying Amounts	Accumulated Amortization
Amortized intangible assets:		
Tradenames	$ 97,000	$ 6,101
Technology	72,000	4,529
Total	169,000	10,630
Unamortized intangible assets:		
Goodwill	296,100	---
Total Goodwill and Trademarks	$ 465,100	$ 10,630

Amortization expense for the year ended December 31, 2006 was $ 10,630.

Estimated amortization expenses:

For year ended 12/31/2007 -	$33,800
For year ended 12/31/2008 -	$33,800
For year ended 12/31/2009 -	$33,800
For year ended 12/31/2010 -	$33,800
For year ended 12/31/2011 -	$23,170

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectibility is reasonably assured.

Net sales include product sales, gross outbound shipping charges and related handling fees. The Company does not execute any explicit sales agreements with its customers. Customers are bound by the terms and conditions posted on its website and on Amazon web site (which includes both Amazon and the company terms and conditions). The products are standard consumer goods and expected to operate satisfactorily.

The products are shipped directly from the Company's vendors to end customers. The Company records revenue and related costs at the gross amounts charged to the customer and paid to the vendor based on an evaluation of the criteria outlined in EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company's evaluation as to recording sales gross versus net is performed based on a number of factors, including the fact that the Company is the primary obligor in such transactions and has latitude in establishing prices and selecting suppliers. The Company takes title to the products sold upon shipment, bears credit risk and bears inventory risk for returned products that are not successfully returned to third-party suppliers. The Company has discretion in vendor selection, latitude in establishing the price charged, credit risk, and the risk of returns. The amount charged to the customer is included in the merchandise price charged to the customer, and the amount paid by the Company to the third party is included in cost of goods sold.

Subscription revenues are recognized, as earned, upon completion of the subscription period.

Advertising revenues are recognized after the services have been provided.

Deferred Revenue

Deferred revenues represent amounts collected from, or invoiced to, customers in excess of revenues earned. This result primarily from the billing of customers for listing subscriptions in advance of amounts earned. The amount of deferred revenue will increase or decrease based on the timing of invoices and recognition of subscription revenues.

Cost of Goods Sold

Cost of goods sold includes the purchase price of consumer products sold by the Company, inbound and outbound shipping charges to the Company and packaging supplies. All other costs, including Amazon, E-bay fees and credit card fees, are included in selling, general and administrative expenses in the consolidated statements of operations.

Web Development Costs

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs related to design or maintenance of internal-use software are expensed as incurred. For the years ended 2006, we capitalized approximately $148,000 (including $126,000 of stock-based compensation) and $22,000 of costs associated with website development. We are amortizing the capitalized web development costs, over an estimated useful life of 3 years. Amortization expenses for the year ended December 31, 2006 was $25,000.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

578,000 and 504,000 stock options were not included in the diluted earnings per share calculation for the 2006 and 2005 fiscal year, respectively, as their effect would have been anti-dilutive.

Long-Lived Assets including Goodwill

The Company reviews long-lived assets for impairment at a minimum, on an annual basis and when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired include: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We conduct our annual impairment test as of December 31 of each year.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. No impairment charges have been recorded during the years ended December 31, 2006 and 2005.

Stock-Based Compensation

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)") which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). SFAS 123(R) supersedes the company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" for periods which began in fiscal 2006. We account for equity instruments issued to non employees in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, or in Conjunction With Selling Goods or Services". All transactions with non employees, in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

We adopted SFAS 123(R) using the modified prospective transition method, under this transition method, compensation cost in 2006 includes cost for options granted prior to but not vested as of December 31, 2005, as well as, all awards granted after adoption. Therefore, results for prior periods have not been restated. Share based compensation expenses recognized under SFAS 123(R) for the year ended December 31, 2006 were $173,420. There was no share based compensation expense related to employee stock options during the year ended December 31, 2005.

The following table illustrates the effect on net (loss) and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:The following table illustrates the effect on net (loss) and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:The following table illustrates the effect on net (loss) and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:

	Year Ended December 31, 2005
Reported net (loss)	$ (511,053)
Deduct:	
Total stock based employee compensation expenses determined under fair value based method for all awards, net of related tax effect	(135,752)
Pro forma net (loss)	$ (646,805)
Reported basic and diluted net (loss) per common share	$ (0.16)
Pro forma basic and diluted net (loss) per common share	$ (0.21)

The fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2006 and 2005, respectively: (1) expected life of 5 years; (2) $0.40 per share annual dividend yield; (3) expected volatility 70%; (4) risk free interest rate of 4.7% to 5%.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions, which invest primarily in marketable securities and high quality corporate obligations. The Company believes that concentration of credit risk with respect to trade accounts receivable is limited due to the fact that the selling amount needs to be paid before the Company sends the products.

Fair Value of Financial Instruments

For cash and cash equivalents, accounts receivable and account payable the carrying amount approximates fair value due to the short-term nature of such instruments.

Advertising Expenses

Advertising expenses are expensed as occurred. There were advertising expenses of $64,936 and $0 for the years ended December 31, 2006 and 2005, respectively.

Other Comprehensive Income

Other comprehensive income consists of unrealized gains on marketable securities. The Company's comprehensive income for the year ended December 31, 2006 totaled $101,804 and for the year ended December 31, 2005 comprehensive loss totaled $931,877.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. Management believes that the adoption of FIN 48 will not result in a liability in excess of amounts recorded in its financial statements as of December 31, 2006.

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Property and Equipment

Property and equipment, at cost, consist of the following at December 31, 2006:

Office equipment	$ 18,729
Less: accumulated depreciation	(2,246)
Property and equipment, net	$ 16,483

Depreciation expense was approximately $8,848 and $14,856 for the years ended December 31, 2006 and 2005, respectively.

4. Acquisition

On October 11, 2006, we entered into a Stock Purchase Agreement (the "Stock Agreement") with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from him, in consideration for $100,000 in cash, the issuance of 50,000 restricted shares of our common stock, par value $0.001 (the "Common Stock"), and an option to purchase 50,000 shares of our Common Stock under our stock option plan with an exercise price equal to the fair market value at the date of grant, and such options vesting annually in three equal consecutive installments, commencing October 11, 2007. In addition, as further provided by the Stock Agreement, we agreed to replace Mr. Guy Mushkat's personal guarantees on Shopila's liabilities up to, but not to exceed $90,000. Accordingly the purchase price is approximately $318,000 including liabilities assumed. The option to purchase 50,000 shares of our Common Stock under our stock option plan was accounted for under EITF 95-08 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination." No expenses were associated with this option due to the fact that this option was forfeited subsequent to year end.

Shopila is an e-commerce company that sales products between wholesale suppliers and online shoppers, buying products at low prices from wholesalers and selling them online to consumers at www.shopila.com. Shopila has developed an advanced software technology, Virtual Octopus ™ (V-Octopus ™), which is designed to automatically get product data information from many different suppliers, process that data on company's unique requirements and formulate and then publish the processed data on different marketplaces, thereby generating the best prices on the web. Shopila's fully-automated back-end system has been designed to streamline transactions from multiple suppliers and wholesalers.

The aggregate purchase price of $318,000 is being allocated using management estimates, which are based on information currently available, of the fair value of the tangible and intangible assets acquired and liabilities assumed as follows:

Assets Acquired:	
Tradename	97,000
Technology	72,000
Deferred tax liability	(67,600)
Minority Interest	(79,500)
Goodwill	296,100
Total Purchase Price:	318,000

The consolidated financial statements herein include the accounts of the Company and this 80% owned subsidiary since the acquisition date. All material intercompany accounts and transactions have been eliminated.

The following unaudited pro forma consolidated statements of operation data for the twelve month periods ended December 31, 2006 and 2005 give effect to the Shopila Acquisition as if it had occurred as of the beginning of each period reported. All of the following unaudited pro forma consolidated results of the operation give effect to purchase accounting adjustments. Theses pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods reported, and may not be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods reported, and may not be indicative of future operating results.

	Pro Forma DAG Media, Inc. Consolidated For the Twelve Months Period ended December 31, 2006	Pro Forma DAG Media, Inc. Consolidated For the Twelve Months Period ended December 31, 2005
Net Sale	$480,823	$203,894
Pro forma net loss from continuing operations	$(1,005,954)	$(172,952)
Pro forma net Income (loss)	$ 14,233	($545,542)
Basic and diluted (loss) from continuing operations per common share outstanding	$(0.31)	$(0.05)
Basic and diluted (loss) per common share outstanding	$0.00	$(0.17)
Pro Forma weighted average number of shares outstanding	3,216,669	3,168,381

5. Promissory Note

The company has a Promissory note in the amount of $ 50,000. The promissory note bears interest of 8.5% per annum. The principal and interest on this note shall be paid in twelve equal consecutive monthly installments of principal and interest commencing on January 1, 2007. Each installment to be in the amount of $4,546 and the entire unpaid balance of the principal and all accrued and unpaid interest shall be due and payable December 1, 2007.

6. Line of Credit

The Company has a line of credit with a bank in the amount of $ 55,000. The line of credit bears interest at 11.25% per annum. The interest is payable at the beginning of each month. The outstanding principle balance will be termed out with repayment of 1/48 of the total principle outstanding plus accrued interest on a monthly basis beginning January 1, 2009. The balance at December 31, 2006 was $54,506.

7. Net sales

Net sales, consist of the following:

	For the year Ended December 31,	
	2006	2005
Sales, net	$211,538	---
Marketing revenue	10,769	---
Subscription revenue	9,885	---
Total	$232,192	---

8. Income Taxes

Deferred tax Liability consists of the following:

	2006
Goodwill due to Shopila's acquisition	67,600

Deferred tax assets consist of the following:

	2006	2005
Deferred tax assets:		
Unrealized loss on marketable securities	43,382	137,199
Compensation and web development expenses	86,346	---
Net operating loss	176,000	187,229
Deferred tax assets	305,728	324,428
Less: valuation allowance	(305,728)	(324,428)
	-----	-----

The Company's net operating loss of $440,000 can be used to offset future taxable income and it expires in 2026.

The provision for income taxes on earnings differ from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31,	**2006**	**2005**
Federal Statutory Rate	(34%)	(34%)
State income taxes, net of federal tax benefit	---	---
Valuation allowance	34%	34%
Provision for income taxes	---	---

9. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $10,000), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $10,000). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For fiscal year 2006 and 2005 the Company contributed $4,248 and $6,450 respectively, as a matching contribution to the IRA Plan.

10. Stock Option Plan

The Company adopted the 1999 Stock Option Plan (the "Plan"), as amended, reserving 1,004,000 common shares of the Company for issuance upon exercise of stock options granted pursuant to the Plan. At December 31, 2006 options for 227,000 shares were available for future grants under the plan.

The exercise price of options granted under our stock option plan may not be less than the fair market value on the date of grant. The options may vest over a period not to exceed ten years. Stock options under our stock option plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under our stock option plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then 7,000 upon each additional year in office. The objectives of our stock option plan include attracting and retaining key personnel, providing for additional performance incentives and promoting the success of the Company by increasing the efforts of such officers, employees, consultants and directors. Our stock option plan is the only plan that the Company has adopted with stock options available for grant.

We adopted SFAS 123(R) using the modified prospective transition method, under this transition method, compensation cost in 2006 includes cost for options granted prior to but not vested as of December 31, 2005, and vested in 2006 as well as, all awards granted after adoption. Therefore, results for prior periods have not been restated. Share based compensation expenses recognized under SFAS 123(R) for the year ended December 31, 2006 were $173,420. There was no share based compensation expense related to employee stock options during the year ended December 31, 2005.

The following summarizes stock option activity for 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	504,000	$2.83		
Granted	233,000	2.11		
Exercised	(4,000)	1.38		
Forfeited	(155,000)	2.16		
Outstanding at December 31, 2006	578,000	$2.68	3.34	$737,250
Vested and exercisable at December 31, 2006	353,133	$2.91	2.8	$465,063

The weighted-average fair value of each option granted during the year ended December 31, 2006 and 2005, estimated as of the grant date using the Black-Scholes option valuation model, was $1.02 per option and $1.37 per option, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2006, and changes during the year ended December 31, 2006 is as presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Nonvested shares at December 31, 2005	182,600	$3.17	3.90
Granted	233,000	2.11	4.07
Vested	(175,233)	1.96	2.86
Forfeited	(15,500)	4.18	1.45
Nonvested shares at December 31, 2006	224,867	$2.32	4.2

The following table summarizes information about stock options outstanding at December 31, 2006:

	Stock Option Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price
$ 1.00- $ 2.00	148,000	$1.65	2.90	98,000	$1.78
$ 2.01- $ 3.00	227,000	2.30	4.16	75,466	2.30
$ 3.01- $ 4.00	133,000	3.55	2.50	133,000	3.55
$ 4.01- $ 5.00	70,000	4.47	3.25	46,667	4.47
	578,000	$2.68	3.34	353,133	$2.91

11. Shareholders' Equity

On December 5, 2005, following the execution of a web-site development and services agreement signed between us and Ocean-7, a software development and Internet company, we agreed to issue a total of 60,000 shares of our common stock. Ocean-7 is a related party in that its majority shareholder is on our board of directors. The shares will be issued in three equal installments of 20,000 shares each, pursuant to a three tier schedule, as provided in the agreement. The first 20,000 shares were issued upon the execution of the agreement and valued at $2.37 per share, or $47,400, which was our market price at the date of the grant. On May 2, 2006 an additional 20,000 shares were issued 10 days following the delivery of an internal 80% functional beta site and valued at $2.25 per share, or $45,000, which was our market price at the date of the grant. The remaining 20,000 shares were issued on July 31, 2006 following production release of the website, which were valued at $1.78 per share, or $35,600, which was our market price at the date of the grant. In addition to the issuance of shares, we granted Ocean-7 an option to purchase 75,000 shares of our common stock under our stock option plan, to be vested annually over three years. Both the shares and the options are restricted pursuant to Rule 144 promulgated under the Securities Act of 1933. Because at the time these shares and options were granted, the service had not yet been performed by Ocean-7 under the agreement, the value of the shares issued were accounted for under EITF 00-2, "Accounting for Web Site Development Costs". During the year ended December 31, 2006, we capitalized $148,031, related to the services performed by Ocean-7 during the period. Beginning in the third quarter of 2006 we started amortizing the capitalized web development costs of nextyellow.com, over an estimated useful life of 3 years. Amortization expenses for the year ended December 31, 2006 were $24,672, which were reflected under the Web development costs in the consolidated statements of operations. The value of the options was accounted for under EITF 96-18 "Accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services."

On October 11, 2006, we entered into a Stock Purchase Agreement (the "Stock Agreement") with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from him, in consideration for $100,000 in cash, the issuance of 50,000 restricted shares of our common stock, par value $0.001 (the "Common Stock"), and an option to purchase 50,000 shares of our Common Stock under our stock option plan with an exercise price equal to the fair market value at the date of grant, and such options vesting annually in three equal consecutive installments, commencing October 11, 2007. In addition, as further provided by the Stock Agreement, we agreed to replace Mr. Guy Mushkat's personal guarantees to Shopila's liabilities up to, but not to exceed $90,000. Accordingly the purchase price is approximately $318,000 including liabilities assumed. The option to purchase 50,000 shares of our Common Stock under our stock option plan was accounted for under EITF 95-08 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination." No expenses were associated with this option due to the fact that this option was forfeited subsequent to year end.

12. Commitments and Contingencies

Operating Leases

On June 12, 2006, we entered into a new Lease Agreement dated as of June 9, 2006 (the "Agreement"). In accordance with the Agreement, we are leasing the Premises for a term of 5 years commencing July 1, 2006 and ending on June 30, 2011. At December 31, 2006, approximate future minimum rental payments under these commitments are as follows:

2007	$ 63,826
2008	65,543
2009	67,312
2010	69,134
2011	35,030
Total	$ 300,845

Rent expense was approximately $40,000 and $31,000 in 2006 and 2005, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 15, 2006 the compensation committee approved Mr. Ran's reduction of his annual salary by 50% for one year following the closing of the sale of the Jewish directories business. Mr. Ran's annual compensation was $148,000 and $225,000 during fiscal years 2006 and 2005.

Contingencies

On February 24, 2004 the Jewish Sephardic Yellow Pages Ltd. (the "Plaintiff") filed a claim against us in the U.S. District Court for the Eastern District of New York, challenging our ownership of our federally registered trademark "Kosher Yellow Pages" and seeking declaratory judgment, injunctive relief and compensatory and punitive monetary damages against us in connection with our use of the trademark. We filed an answer on April 7, 2004 vigorously denying plaintiff's claims and asserting that there is no basis for liability. We have also asserted a counterclaim and third party complaint against Plaintiff and the Plaintiff's owner in which we seek a declaratory judgment that we are the rightful owner of the mark "the Kosher Yellow Pages", and seeking injunctive relief, compensatory and punitive monetary damages and other relief against the continuing, unauthorized use of our trademark by the Plaintiff. On April 5, 2005, we filed a motion for summary judgment. On March 19, 2007 the Court granted our motion for summary judgment and dismissed Plaintiff's federal trademark infringement claim.

In January 2001, Flexible Business Systems, Inc. commenced an action against DAG Media, Inc. and Dapey Assaf, Ltd., in the Supreme Court of the State of New York, County of Suffolk for breach of contract, seeking compensation for unpaid invoices pursuant to a written agreement for computer software. We defended the complaint claiming there was no valid contract between the parties as the software program did not comport to our needs. Following a trial, on January 26, 2006, we received a Notice of Entry, finding in favor of Flexible Business Systems and awarding them the sum of $38,553 plus interest from January 19, 2001. We filed a Notice of Appeal from the Notice of Entry, and we intend to appeal the decision. In April 2006, while the appeal is pending, plaintiff levied our bank account for the sum of $58,926, which sum was ultimately drawn from our bank account in satisfaction of the judgment. This amount is to be paid to us by the purchasers and therefore is showing on the balance sheet as due from purchasers.

In 2004, Neopost Leasing, Inc. commenced a collection action against Black Book Photography, Inc. ("BBP"), a former subsidiary of DAG Media, in the Civil Court of the State of New York, County of Queens, to recover $15,987 on an equipment lease for a certain postage meter or similar equipment sold to Brandera.com (USA) Inc., which in turn sold certain assents to BBP. The equipment was apparently in the office in Manhattan when BBP purchased the assets of the business from Brandera.com (USA) Inc. on August 2, 2002. The agreement governing that purchase provided, inter alia, that BBP would take title to any equipment and would assume "any contracts". In connection with the later sale of DAG's interest in BBP to Modern Holdings, Inc. it appears that DAG agreed to indemnify Modern as to this claim, and it remains a contingent liability of DAG's accordingly. In light of the terms of the contract between Brandera.com (USA) Inc., there may be full liability on this claim. The current status of the case is that the plaintiff made a motion for summary judgment, which is returnable on March 14, 2007. We have opposed the motion. We made a provision in the amount of $15,987 as of December 31, 2006.

13. Related Parties Transactions

During 2005, the Company has paid $47,300, in legal fees to Morse, Zelnick Rose & Lander LLP for legal advice and representation. Stephen A. Zelnick, who resigned as a director of the Company on April 28, 2005, is a partner of Morse, Zelnick, Rose & Lander LLP.

DAG Interactive Inc, our subsidiary is being held 20% by Ocean-7. Mark Alhadeff is the main shareholder of Ocean-7 and effective December of 2005 is a member of our board of directors.

On December 5, 2005, following the execution of a web-site development and services agreement signed between us and Ocean-7, a software development and Internet company, we agreed to issue a total of 60,000 shares of our common stock. The shares will be issued in three equal installments of 20,000 shares each, pursuant to a three tier schedule, as provided in the agreement. The first 20,000 shares were issued upon the execution of the agreement and valued at $2.37 per share, or $47,400, which was our market price at the date of the grant. On May 2, 2006 an additional 20,000 shares were issued 10 days following the delivery of an internal 80% functional beta site and valued at $2.25 per share, or $45,000, which was our market price at the date of the grant. The remaining 20,000 shares were issued on July 31, 2006 following production release of the website, which were valued at $1.78 per share, or $35,600, which was our market price at the date of the grant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Dag Media, Inc.

We have audited the accompanying consolidated balance sheet of Dag Media, Inc. and Subsidiaries as of December 31. 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dag Media, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the 2005 financial statements to retrospectively apply the change in accounting for discontinued operations of the Jewish directories, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any form of assurance on the 2005 financial statements taken as a whole.

During the year ended December 31, 2006, and as discussed in Note 2, the Company changed its method of accounting for stock-based compensation.

Amper, Politziner & Mattia PC

March 23, 2007
New York, New York

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dag Media, Inc.

We have audited, before the effects of the adjustments to retrospectively apply the change in presentation for the discontinued operations of the Jewish directories described in Note 1, the consolidated statements of operations, shareholders' equity, and cash flows of Dag Media, Inc. and subsidiary for the year ended December 31, 2005 (the 2005 financial statements before the effects of the change in presentation discussed in Note 1 are not presented herein). The 2005 financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated statements of operations, stockholders' equity, and cash flows, before the effects of the adjustments to retrospectively apply the change in presentation for the discontinued operations of the Jewish directories described in Note 1, present fairly, in all material respects, the results of operations and cash flows of Dag Media, Inc. and subsidiary for the year ended December 31, 2005 in conformity with United States generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the adjustments to retrospectively apply the change in presentation for the discontinued operations of the Jewish directories described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Amper, Politziner & Mattia, P.C.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 26, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Inbar Evron-Yogev
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
DAG Media, Inc.

Mark Alhadef
President
Ocean-7 Development, Inc.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Michael J. Jackson (1) (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Tuesday, June 19, 2007, at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

COUNSEL

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540

INDEPENDENT PUBLIC ACCOUNTANTS

Amper, Politziner & Mattia P.C.
6 East 43rd Street
New York, New York 10017

OTHER INFORMATION

A copy of the Company's annual report on Form 10-KSB, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

DAG Media, Inc.
Investor Relations Department
192 Lexington Avenue, Suite 504
New York, NY 10016
(212) 489-6800

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

DAG Media, Inc. is traded on the NASDAQ Capital Market under the symbol DAGM.

The following table sets forth the high and low bid prices as quoted by the Nasdaq Capital Market in the years 2006 and 2005. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	Bid Prices	
2005	High	Low
First Quarter	$4.38	$3.27
Second Quarter	$3.92	$3.00
Third Quarter	$3.40	$2.35
Fourth Quarter	$2.86	$2.06
2006		
First Quarter	$2.35	$1.9
Second Quarter	$2.33	$1.7
Third Quarter	$2.00	$1.33
Fourth Quarter	$2.79	$1.3
2007		
First Quarter	$1.77	$1.43

(b) Holders

As of May 4, 2007, the approximate number of record holders of the Common Stock of the Company was 17 but we estimates that we have more than 400 beneficial owners.

(c) Dividends

In 2005 we paid $0.40 per share annual dividends in quarterly payments. $314,246 of the dividend was paid on January 2006.

In 2006, we didn't declare a dividend. At this point, we have no plans to pay additional dividends.



END